BYLAWS

OF

REVOHLOO, INC.

TABLE OF CONTENTS

SECTION 1 MEETINGS OF STOCKHOLDERS 1
   1.1   Annual Meetings 1
   1.2   Special Meeting 1
   1.3   Notice of Meeting 1
        1.3.1   Notice Requirements 1
        1.3.2   Notice 1
        1.3.3   Notice of Adjourned Meeting 1
        1.3.4   Notice of Special Meeting Called by Stockholders 2
   1.4   Voting 2
   1.5   Quorum 2
   1.6   Waiver of Notice 2
   1.7   Proxies 2
   1.8   Action Without a Meeting 2
   1.9   Fixing of Record Date for Determining Stockholders 3
        1.9.1   Record Date for Meetings 3
        1.9.2   Record Date for Consent to Corporate Action Without a Meeting 3
              a.   Record Date Fixed by the Board of Directors 3
              b.   Record Date Not Fixed by the Board of Directors 3
   1.10   Record Date for Dividends, Distributions, and Other Rights 3
   1.11   Meetings by Communication Equipment 4
SECTION 2 DIRECTORS 4
   2.1   General Powers 4
   2.2   Number and Qualification of Directors 4
   2.3   Vacancies 4
   2.4   Annual Meeting 4
   2.5   Special Meetings 4
   2.6   Notice of Special Meetings 5
        2.6.1   Oral Notice 5
        2.6.2   Notice by Mail 5
        2.6.3   Personal Notice 5
        2.6.4   Notice by Private Carrier 5
        2.6.5   Facsimile Notice 5
        2.6.6   Notice by Electronic Transmission 5
   2.7   Waiver of Notice 5
   2.8   Quorum 6
        2.8.1   Board of Directors 6
        2.8.2   Committees 6
   2.9   Manner of Acting 6
   2.10   Presumption of Assent 6
   2.11   Action by Board of Directors or Committees Without a Meeting 6
   2.12   Resignation of Directors and Committee Members 6
   2.13   Removal of Directors and Committee Members 6
        2.13.1 Removal of Directors 6

        2.13.2 Removal of Committee Members 7
2.14   Committees 7
2.15   Compensation of Directors and Committee Members 7
2.16   Meetings by Communications Equipment 7
SECTION 3 OFFICERS 7
3.1   Officers 7
3.2   Election 8
3.3   Removal and Resignation 8
3.4   Vacancies 8
3.5   Chairperson of the Board of Directors 8
3.6   President 8
3.7   Vice President(s) 8
3.8   Secretary 8
3.9   Treasurer 9
SECTION 4 CERTIFICATES FOR SHARES; ASSESSMENT OF SHARES 9
4.1   Issuance of Shares 9
4.3   Uncertificated Shares 9
4.4   Transfer of Shares 10
4.5   Assessment of Shares 10
SECTION 5 INDEMNIFICATION 10
5.1   Right to Indemnification 10
5.2   Prepayment of Expenses 10
5.3   Nonexclusivity of Rights 11
5.4   Other Sources 11
5.5   Amendment or Repeal 11
5.6   Other Indemnification and Prepayment of Expenses 11
SECTION 6 MISCELLANEOUS 11
6.1.   Accounting Year 11
6.2   Amendment or Repeal of Bylaws 11
6.3   Books and Records 11
6.4   Contracts, Loans, Checks and Deposits 11
        6.4.1   Contracts 11
        6.4.2   Loans to the Corporation 11
        6.4.3   Checks, Drafts, Etc 12
        6.4.4   Deposits 12

Revohloo, Inc.

BYLAWS
OF
REVOHLOO, INC.

SECTION 1

MEETINGS OF SHAREHOLDERS

1.1   <u>Annual Meetings</u>. All annual meetings of shareholders shall be held at the principal office of the corporation or such other place designated by the Board of Directors at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of meeting for the purpose of electing Directors and transacting such other business as may properly come before the meeting.

1.2   <u>Special Meeting</u>. Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the President or by shareholders holding at least thirty percent (30%) of the outstanding shares of the corporation. Notices of any special meeting shall specify, in addition to the place, day, and hour of such meetings, the purpose or purposes for which the meeting is called.

1.3   <u>Notice of Meeting</u>.

1.3.1   <u>Notice Requirements</u>. Written notice stating the place, if any, date, and hour of the meeting, the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be given by or at the direction of the Board of Directors, the President, the Secretary, or shareholders calling an annual or special meeting of shareholders as provided for in these Bylaws. Such notice shall be given to each shareholder entitled to vote at the meeting not less than 7 or more than 30 days before the date of the meeting. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated in such affidavit.

1.3.2   <u>Notice</u>. Any notice shall be in writing and shall be deemed to have been given and received by the Person to whom directed two (2) days after being served by email and confirmed by first class mail.

1.3.3   <u>Notice of Adjourned Meeting</u>. If an annual or special meeting of shareholders is adjourned to a different date, time, or place, notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment was taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If after the adjournment a new record date is fixed for the adjourned

meeting, a notice of the adjourned meeting shall be given to each shareholder entitled to vote at the meeting.

        1.3.4   Notice of Special Meeting Called by Shareholders. Upon written request of shareholders in accordance with Section 1.2 of these Bylaws, the shareholders may request that the corporation call a special meeting of shareholders. Within 30 days of such a request, it shall be the duty of the Secretary to give notice of a special meeting of shareholders to be held on such date and at such place and hour as the Secretary may fix.

        1.4   Voting. At all meetings of shareholders, every shareholder entitled to vote shall have the right to vote, in person or by proxy, on each matter to come before the meeting, the number of shares standing in his or her own name on the stock records of the corporation. There shall be no cumulative voting.

        1.5   Quorum. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

        1.6   Waiver of Notice. Whenever any notice is required to be given to any shareholder under the provisions of these Bylaws, the Articles of Incorporation, or Nevada Revised Statutes Chapter 78, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the date and time of the meeting, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders need be specified in any written waiver of notice or any waiver by electronic transmission. The attendance of a shareholder at a meeting shall constitute a waiver of notice of such meeting, except when a shareholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

        1.7   Proxies. Every shareholder entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his or her duly authorized agent and filed with the Secretary of the corporation. However, no such proxy shall be valid after the expiration of six months from the date of its execution, unless the shareholder executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven years from the date of its execution.

        1.8   Action Without a Meeting. Any action which may be taken by the vote of shareholders at a meeting may be taken without a meeting if authorized by the written consent of a majority of the shares entitled to vote. In no instance where action is authorized by written consent does a meeting of shareholders need to be called or noticed.

1.9   Fixing of Record Date for Determining Shareholders.

    1.9.1   Record Date for Meetings. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment of such meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than 30 (or the maximum number permitted by applicable law) or less than 7 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of shareholders of record entitled to notice of or to vote at the meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

    1.9.2   Record Date for Consent to Corporate Action Without a Meeting.

        a.   Record Date Fixed by the Board of Directors. For the purpose of determining shareholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days (or the maximum number of days permitted by applicable law) after the date upon which the resolution fixing the record date is adopted by the Board of Directors.

        b.   Record Date Not Fixed by the Board of Directors. If no record date has been fixed by the Board of Directors and no prior action by the Board of Directors is required by Nevada Revised Statutes Chapter 78, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Nevada, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

    If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Nevada Revised Statutes Chapter 78, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

    1.10   Record Date for Dividends, Distributions, and Other Rights. For the purpose of determining shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the shareholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the

Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 30 days (or the maximum number of days permitted by applicable law) prior to such action. If no record date is fixed, the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

       1.11   <u>Meetings by Communication Equipment</u>. At any meeting held pursuant to these Bylaws, shareholders may participate by means of a telephone conference or similar method of communication by which all persons participating in the meeting may simultaneously hear each other during the meeting. Participation in such a meeting constitutes presence in person at the meeting.

<center>SECTION 2</center>

<center><u>DIRECTORS</u></center>

       2.1   <u>General Powers</u>. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors.

       2.2   <u>Number and Qualification of Directors</u>. The number of Directors that shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors or by the shareholders at the annual meeting of shareholders. The number of Directors may be changed from time to time by resolution of the Board of Directors or by amendment to these Bylaws. Unless a Director resigns or is removed, his or her term of office shall expire at the next annual meeting of shareholders; provided, however, that a Director shall continue to serve until his or her successor is elected or until there is a decrease in the authorized number of Directors. Directors must be natural persons who are at least 18 years of age.

       2.3   <u>Vacancies</u>. Any vacancy occurring on the Board of Directors may be filled by the majority vote of all of the remaining Directors though less than a quorum of the Board of Directors, or by the holders of a majority of the shares entitled to vote. A Director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any Directorship to be filled by reason of an increase in the number of Directors may be filled by the Board of Directors, or by the shareholders.

       2.4   <u>Annual Meeting</u>. By resolution, the Board of Directors, or any committee designated by the Board of Directors, may specify the time and place for holding regular meetings without notice other than such resolution.

       2.5   <u>Special Meetings</u>. Special meetings of the Board of Directors or any committee designated by the Board of Directors may be called by or at the request of the Chairperson of the Board of Directors, the President, the Secretary, or, in the case of special Board of Directors meetings, any one Director and, in the case of any special meeting of any committee appointed by the Board of Directors, by its Chairperson. The person or persons authorized to call special

meetings may fix any place for holding any special Board of Directors or committee meeting called by them.

2.6   Notice of Special Meetings. Notice of a special Board of Directors or committee meeting stating the place, date, and hour of the meeting shall be given to a Director in writing or orally. Neither the business to be transacted at nor the purpose of any special meeting need be specified in the notice of such meeting.

2.6.1   Oral Notice. If notice is given orally, by telephone, or in person, the notice shall be personally given to the Director at least one day before the meeting.

2.6.2   Notice by Mail. If notice is given by mail, the notice shall be deposited in the official government mail at least five days before the meeting, properly addressed to a Director at his or her address shown on the records of the corporation, with postage thereon prepaid.

2.6.3   Personal Notice. If notice is given by personal delivery, the notice shall be delivered to a Director at least one day before the meeting.

2.6.4   Notice by Private Carrier. If notice is given by private carrier, the notice shall be dispatched to a Director at his or her address shown on the records of the corporation at least three days before the meeting.

2.6.5   Facsimile Notice. If notice is given by wire or wireless equipment that transmits a facsimile of the notice, the notice shall be dispatched at least one day before the meeting to a Director at his or her telephone number or other number appearing on the records of the corporation.

2.6.6   Notice by Electronic Transmission. If notice is given by electronic mail or another form of electronic transmission, the notice shall be dispatched at least one day before the meeting to a Director at his or her electronic mail address provided by the Director.

2.7   Waiver of Notice. Whenever any notice is required to be given to any Director under the provisions of these Bylaws, the Articles of Incorporation, or the Nevada Revised Statutes Chapter 78, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the date and time of the meeting, shall be deemed equivalent to notice. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Board of Directors or any committee appointed by the Board of Directors need be specified in any written waiver of notice or any waiver by electronic transmission. The attendance of a Director at a Board of Directors or committee meeting shall constitute a waiver of notice of such meeting, except when a Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

2.8 Quorum.

2.8.1 <u>Board of Directors</u>. A majority of Directors fixed by or in the manner provided in these Bylaws shall constitute a quorum for the transaction of business at any Board of Directors meeting.

2.8.2 <u>Committees</u>. A majority of the Directors composing any committee of the Board of Directors, as established and fixed by resolution of the Board of Directors, shall constitute a quorum for the transaction of business at any meeting of such committee.

2.9 <u>Manner of Acting</u>. The Board of Directors must approve all actions by majority vote.

2.10 <u>Presumption of Assent</u>. A Director of the corporation who is present at a Board of Directors or committee meeting at which any action is taken shall be deemed to have assented to the action taken unless (a) the Director objects at the beginning of the meeting, or promptly upon his or her arrival, to holding the meeting or transacting any business at such meeting, (b) the Director's dissent or abstention from the action taken is entered in the minutes of the meeting, or (c) the Director delivers written notice of the Director's dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation within a reasonable time after adjournment of the meeting. The right of dissent or abstention is not available to a Director who votes in favor of the action taken.

2.11 <u>Action by Board of Directors or Committees Without a Meeting</u>. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee designated by the Board of Directors may be taken without a meeting if a majority the members of the Board of Directors or committee (other than directors excepted from signing such consent by Section 78.315(2) of the Nevada Revised Statutes) consent thereto in writing or by electronic transmission and such writings or electronic transmissions are filed with the minutes of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Action taken by written consent of Directors without a meeting is effective when the last Director signs the consent.

2.12 <u>Resignation of Directors and Committee Members</u>. Any Director may resign from the Board of Directors or any committee of the Board of Directors at any time by giving notice in writing or by electronic transmission to the Board of Directors or the President. Any such resignation is effective upon delivery unless the notice of resignation specifies a later effective date and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective.

2.13 <u>Removal of Directors and Committee Members</u>.

2.13.1 <u>Removal of Directors</u>. At a meeting of shareholders called expressly for that purpose, one or more members of the Board of Directors (including the entire Board of

Directors) may be removed, with or without cause, by the majority vote of all of the shares then entitled to vote on the election of Directors.

2.13.2 <u>Removal of Committee Members</u>. The Board of Directors, by majority vote, may remove from office any member of any committee elected or appointed by the Board of Directors.

2.14 <u>Committees</u>. The Board of Directors may designate standing or temporary committees, each committee to consist of one or more Directors of the corporation. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors establishing such committee or as otherwise provided in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that require it, but no such committee shall have the power or authority in reference to (a) approving or adopting, or recommending to the shareholders, any action or matter expressly required by the Nevada Revised Statutes Chapter 78 to be submitted to shareholders for approval, or (b) amending these Bylaws.

2.15 <u>Compensation of Directors and Committee Members</u>. By Board of Directors resolution, Directors and committee members may be paid their expenses, if any, of attendance at each Board of Directors or committee meeting, a fixed sum for attendance at each Board of Directors or committee meeting or a stated salary as Director or a committee member, and such other compensation as the Board of Directors may determine. No such payment shall preclude any Director or committee member from serving the corporation in any other capacity and receiving compensation therefor.

2.16 <u>Meetings by Communications Equipment</u>. At any meeting held pursuant to these Bylaws, Directors may participate by means of a telephone conference or similar method of communication by which all persons participating in the meeting may simultaneously hear each other during the meeting. Participating in such a meeting constitutes presence in person at the meeting.

SECTION 3

OFFICERS

3.1 <u>Officers</u>. The officers of the corporation shall be a President, a Secretary, and a Treasurer. All officers must be a natural person. The corporation may also have, at the discretion of the Board of Directors, a Chairperson of the Board of Directors, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of <u>Section 3.2</u> of this Article. Officers other than the Chairperson of the Board of Directors need not be Directors. One person may hold two or more offices.

3.2   Election. The officers of this corporation shall be elected from time to time by the majority vote of the Board of Directors and each shall hold his or her office until he or she shall resign or shall be removed or otherwise disqualified to serve, or his or her successor shall be elected and qualified.

3.3   Removal and Resignation. Any officer may be removed, either with or without cause, by the majority vote of the Directors at the time in office, at any regular or special meeting of the Board of Directors.

Any officer may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.4   Vacancies. A vacancy in any office because of death, resignation, removal, disqualification, or any other cause shall be filled in the manner prescribed in the Bylaws for regular appointments to such office.

3.5   Chairperson of the Board of Directors. The Chairperson of the Board of Directors shall preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him or her by the Board of Directors or prescribed by the Bylaws.

3.6   President. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairperson of the Board of Directors, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the corporation. The President shall preside at all meetings of the shareholders and in the absence of the Chairperson of the Board of Directors, at all meetings of the Board of Directors. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or by the Bylaws.

3.7   Vice President(s). In the absence or disability of the President, the Vice President or other Officer, in order of their rank as fixed by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice President or other officer shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the Bylaws.

3.8   Secretary. The Secretary shall keep, or cause to be kept, in the records of the corporation, a book of minutes of all meetings of Directors and shareholders, setting forth the time and place of each meeting, whether the meeting is regular or special, and if special, how authorized, the manner by which notice was given, the names of those present, the number of shares present or represented at shareholders' meetings and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the registered office in this state, (as described in Section 78.105 of the Nevada Revised Statutes) a stock ledger or duplicate stock ledger showing the names of the shareholders, and the number of shares held by each. The Secretary shall also keep at said registered office certified copies of the Articles of Incorporation and the Bylaws, both with all amendments.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by the Bylaws or by law to be given, and he or she shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

3.9   Treasurer. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. The books of account shall at all times be open to inspection by any Director.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and Directors, whenever they request it, an account of all of his or her transactions as such an Officer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

SECTION 4

CERTIFICATES FOR SHARES; ASSESSMENT OF SHARES

4.1   Issuance of Shares. No shares of the corporation shall be issued unless authorized by the Board of Directors.

4.2   Stock Certificates. Shares of the corporation's stock may be certificated or uncertificated, as provided under Nevada law, and shall be entered in the books of the corporation and registered as they are issued. Any certificates representing shares of the corporation's stock shall be signed in the name of the corporation by the chairman of the board or vice chairman of the board or the chief executive officer or president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on the certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice (which may be in electronic form) that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Nevada, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares imposed by the corporation's articles of incorporation, these by-laws, any agreement among shareholders or any agreement between shareholders and the corporation. Such notice shall further set forth the identity of the person responsible for recording the ownership of the uncertificated shares and the contact details for such person.

4.3   Transfer of Shares. The transfer of shares of the corporation shall be made by electronic book entry on the stock transfer books of the corporation.

4.4   Assessment of Shares. The stock of the corporation, after the amount of the subscription price has been paid in money, property, or services, as the Directors shall determine, shall not be subject to any assessment for any purpose, and no stock issued as fully paid shall ever be assessable or assessed.

SECTION 5

INDEMNIFICATION

5.1   Right to Indemnification. The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 5.3, the corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the corporation.

5.2   Prepayment of Expenses. The corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article V or otherwise.

5.3   Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article V shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

5.4   Other Sources. The corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise, or nonprofit enterprise.

5.5   Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article V shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

5.6   Other Indemnification and Prepayment of Expenses. This Article V shall not limit the right of the corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporation action.

SECTION 6

MISCELLANEOUS

6.1.   Accounting Year. The accounting year of the corporation shall be the calendar year, provided that if a different accounting year is at any time selected for purposes of federal income taxes or any other purpose, the accounting year shall be the year so selected.

6.2   Amendment or Repeal of Bylaws. These Bylaws may be amended or repealed and new Bylaws may be adopted by the Board of Directors or the shareholders. All Bylaws made by the Board of Directors may be amended or repealed by the shareholders.

6.3   Books and Records. The corporation shall keep correct and complete books and records of account, stock transfer books, minutes of the proceedings of its shareholders and Board of Directors, and such other records as may be necessary or advisable.

6.4   Contracts, Loans, Checks and Deposits.

6.4.1   Contracts. The Board of Directors may authorize any officer or officers, or agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances.

6.4.2   Loans to the Corporation. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a

resolution of the Board of Directors. Such authority may be general or confined to specific instances.

        6.4.3   <u>Checks, Drafts, Etc</u>. All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, or agent or agents of the corporation and in such manner as is from time to time determined by resolution of the Board of Directors.

        6.4.4   <u>Deposits</u>. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies, or other depositories as the Board of Directors may select.

<u>CERTIFICATE OF SECRETARY</u>

The undersigned Secretary of Revohloo, Inc., a Nevada corporation, organized and existing under the laws of the State of Nevada, do hereby certify that the foregoing Bylaws were duly adopted as the Bylaws of said corporation by appropriate resolution of the shareholders on March 20, 2017.

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Glen DeBarros, Secretary